July 26, 2010

VIA HAND DELIVERY and EDGAR

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	Comment Letter dated July 14, 2010 relating to Amendment No. 1 to Registration Statement on Form 10 (the “Form 10”) of LyondellBasell Industries N.V. (the “Company”); File No. 001-34726

Dear Ms. Long:

In connection with the Commission’s review of the Company’s Form 10, we submit the following response to the comments included in your letter, which includes the original comments from your letter in bold italics followed by our responses.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for the attention devoted to our filing.

General

1.	Please revise to include the missing information throughout the registration statement including on pages 107, 108, 152 and 155.

The Company has included all of the missing information.

We note from your disclosure on pages 1, 15, 25, 36, and elsewhere that you operate in the Middle East and Africa, regions generally understood to include Iran, Syria, and Sudan. Also, you disclose on page 51 that certain of your subsidiaries conduct business in countries subject to U.S. economic sanctions, including Iran. Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, joint ventures, distributors, independent agents, or other direct or indirect arrangements. Your response should describe any raw materials,

Ms. Pamela Long

Securities and Exchange Commission

July 26, 2010

products, equipment, components, technology, or services that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Our response to comment #2 is contained in Annex A, which contains confidential information that we are providing to the staff on a supplemental basis. We have requested confidential treatment for Annex A pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information.

3.	You state on page 51 that you recently identified “certain activities that raise compliance issues” under applicable U.S. sanctions laws and regulations; that you made voluntary disclosure of these matters to the U.S. Department of the Treasury; and that that you “are adopting certain more significant compliance policies and procedures.” Please describe to us, with a view to disclosure, the potential violations that you have discovered and reported. In your description, tell us when the potential violations occurred and which sanctioned countries they involved, how and when you discovered the potential violations, and what compliance policies and procedures you are adopting. Also, please represent to us that you will disclose in future filings, as appropriate, material developments regarding these matters.

Our response to comment #3 is contained in Annex A, which contains confidential information that we are providing to the staff on a supplemental basis. We have requested confidential treatment for Annex A pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information.

4.	In addition, we are aware of a U.S. Government Accountability Office report dated March 23, 2010 that states you are involved in the production of petrochemicals in Iran, including licensing technology for an Iranian petrochemical plant that is expected to increase capacity by 300,000 metric tons per year, and transferring technology to another Iranian petrochemical plant. Please discuss the applicability of Section 5(a) of the Iran Sanctions Act of 1996, formerly the Iran and Libya Sanctions Act of 1996, as amended by the Iran Freedom Support Act of 2006, to your activities in Iran.

Our response to comment #4 is contained in Annex A, which contains confidential information that we are providing to the staff on a supplemental basis. We have requested confidential treatment for Annex A pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information.

5.

Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced

Ms. Pamela Long

Securities and Exchange Commission

July 26, 2010

countries for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Our response to comment #5 is contained in Annex A, which contains confidential information that we are providing to the staff on a supplemental basis. We have requested confidential treatment for Annex A pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information.

Industry and Market Data, page ii

6.	We note your supplemental response to prior comment 5; however, it does not appear that you have printed the supplemental response in your amended filing as you indicate was done.

The Company had made minor modifications to the disclosure when it amended the Form 10 as compared to what was included in the proposed disclosure in the supplemental response. We have revised the disclosure in the second amendment to the Form 10 to be verbatim to that which was in the supplemental response.

Risk Factors, page 45

Our emergence from Chapter 11. . . , page 45

7.	To the extent possible, please disclose the amount of your business exposed to the risk discussed.

The Company has deleted the referenced risk factor. Although we still believed it appropriate to include the risk as of the date of the filing of the first amendment to the Form 10 on June 29, 2010, the Company now believes that the risk is no longer material.

Failure to comply with covenants. . . ,, page 47

8.	Please disclose whether you are currently in compliance with your covenants.

The Company is currently in compliance with its covenants and has included language so stating in the referenced risk factor on page 47.

Ms. Pamela Long

Securities and Exchange Commission

July 26, 2010

Liquidity and Capital Resources, page 87

9.	We note your response to prior comment 11 with regard to the joint venture that is currently in default of a financing arrangement. While we note that you believe the negotiations will be successful and will not have a material adverse effect on operations or liquidity, you do indicate that your are proposing actions, including “substituting financial assurance.” Please tell us the nature of this financial assurance that you are proposing to provide to the lender and disclose your maximum exposure under this financial assurance.

The financial assurance referred to is a replacement guarantee. Prior to the Company’s bankruptcy proceedings, LyondellBasell AF S.C.A., the Company’s predecessor, had issued a performance guarantee to support its wholly-owned subsidiary’s obligations under an off-take agreement related to the product produced by the joint venture. The Company has agreed to execute a replacement guarantee in the name of LyondellBasell Industries N.V., the successor company, to ensure that its subsidiary continues to market the product under the off-take agreement. The Company has not incurred any additional exposure by providing the guarantee, as it merely replaces an existing obligation of the predecessor company. Additionally, any possible exposure already belongs to the consolidated entity, as the performance obligations are of one of the Company’s wholly-owned subsidiaries. The Company believes there is no material risk related to the default that had been disclosed and, as a result, there is no material adverse effect on the Company’s liquidity.

Note 25 – Commitments and Contingencies, page F-77

10.	In your disclosure about environmental remediation you state, “In the opinion of management, there is no material estimable range of reasonably possible loss in excess of the liabilities recorded for environmental remediation.” Please revise to clarify whether there is a reasonable possibility that an additional material loss may have been incurred. If there is a reasonable possibility, include an estimate of the possible additional loss or range of loss or a statement that such an estimate cannot be made.

The Company has revised the language to clarify that management did not believe there was a reasonably possible loss that was material or estimable, in excess of that which was accrued at December 31, 2009.

11.	With regard to legal proceedings against Millennium regarding lead-based paint, you state, “Any liability that the subsidiary may ultimately incur, net of any insurance or other recoveries, cannot be estimated at this time.” Please revise to disclose the estimate of gross loss or range of loss from the contingency, not including potential insurance recoveries, or a statement that such an estimate cannot be made. Refer to SAB Topic 5.Y for related disclosure requirements.

Ms. Pamela Long

Securities and Exchange Commission

July 26, 2010

The inclusion of the clause “net of any insurance or other recoveries” was not meant to indicate that only net liabilities could not estimated. The Company has revised the disclosure to clarify that no estimate of the loss from the contingency could be made.

Note 23 – Reorganization and Fresh Start Accounting Pro Forma Information, page F-161

12.	Please provide a thorough discussion of the critical estimates and assumptions involved in your application of fresh-start accounting, including the estimate of your reorganization value and the fair-values assigned to property, plant and equipment, investments and long-term receivables, intangible assets, deferred tax amounts and other significant assets and liabilities.

The Company has revised Footnote 23, “Reorganization and Fresh Start Accounting Pro Forma Information (Unaudited),” to the consolidated financial statements for the period ended March 31, 2010 to include a thorough discussion of the critical estimates and assumptions involved in its application of fresh-start accounting.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your comments. If you have any questions about these matters, please feel free to contact the undersigned at (713) 309-4953.

Very truly yours,

LYONDELLBASELL INDUSTRIES N.V.

/s/ Amanda K. Maki
Amanda K. Maki
Lead Counsel – Corporate & Securities